Exhibit 99.2

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE three MONTH PERIOD

ENDED MARCH 31, 2025

TABLE OF CONTENTS

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2025

1.	MANAGEMENT DISCUSSION & ANALYSIS	2
2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
3.	LIMITATIONS OF KEY METRICS AND OTHER DATA	3
4.	OVERVIEW OF 1Q25	4
5.	FINANCIAL RESULTS	9
5.1	Basis of financial discussion	9
5.2	Selected interim information	9
5.3	Other financial information	9
5.4	Selected financial information	11
5.5	Summary of quarterly results	12
5.6	Liquidity and capital resources	12
5.7	Cash flow summary	13
6	TRANSACTIONS BETWEEN RELATED PARTIES	14
7	DISCLOSURE OF OUTSTANDING SHARE DATA	15
8	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	15
9	CHANGES IN ACCOUNTING POLICY	15
10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	16
11	ADDITIONAL INFORMATION	16

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2025	1

1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flow for Bragg Gaming Group Inc. and its subsidiaries (“Bragg” or the “Company”), on a consolidated basis, for the three months period ended March 31, 2025 (“1Q25”). This document should be read in conjunction with the interim unaudited condensed consolidated financial statements for the three months period ended March 31, 2025 (the “Interim Financial Statements”).

For reporting purposes, the Company prepared the Interim Financial Statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interim Financial Statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interim Financial Statements.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Other Financial Information” below. The Company believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

This MD&A and, in particular the information in respect of Bragg’s prospective revenues and Adjusted EBITDA may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on Bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including the assumptions discussed above, and assumptions with respect to customer growth and market expansion. Bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of Bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this MD&A was made as of the date of this MD&A and Bragg disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the Company to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to May 15, 2025, the date the board of directors of the Company (the “Board”) approved this MD&A.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2025	2

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it expects to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section in the Company’s current annual information form (the “AIF”), a copy of which is available electronically on the Company’s website, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements in this MD&A describe the Company’s expectations as of May 15, 2025, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.	LIMITATIONS OF SELECTED FINANCIAL INFORMATION AND OTHER DATA

The Company’s selected financial information are calculated using internal Company data. While these numbers are based on what the Company believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Company’s selected financial information and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Company’s non-IFRS measures, see the information presented in “Selected financial information” below. The Company continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Company’s methodology.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2025	3

4.	OVERVIEW OF 1Q25

Bragg Gaming: Overview and Strategy

Bragg is a content-driven business-to-business (“B2B”) iGaming and vertically integrated technology provider. Its suite of iGaming content and technology, commercial relationships and operational licenses allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 10,000 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its remote games server (“RGS”) as well as aggregated, licensed games from top studios around the world.

The Company’s proprietary suite of products includes a player account management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Company’s technology was developed on a greenfield basis and is not dependent on legacy code. The Company’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in North American, South American and European iGaming markets.

The Company was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Company completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America.

In June 2021, the Company acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the United States and Europe.

In June 2022, the Company acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Company consolidated its group of companies including Oryx, Wild Streak and Spin under the single brand name, Bragg Group.

The Company is dual-listed on the Nasdaq Global Select Market and the Toronto Stock Exchange, both under the symbol BRAG.

The Company aims to grow its business as a vertically integrated B2B provider to regulated online casinos, regulated online sports betting, lottery and land-based casino offerings in global markets.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service technology and managed services, the Company aims to become a leading vertically integrated content-led technology provider in the iGaming industry.

Financial performance for the three months ended March 31, 2025

The Company is pleased to report on its trading performance during the three months ended March 31, 2025. The Company has continued to deliver against its strategic objectives, achieving growth, while remaining committed to revenue diversification and geographic expansion.

The Company has only one operating segment: B2B online gaming, and as of March 31, 2025 it derived 79.5% of its revenue from its games and content services, with the remainder of its revenue coming from iGaming platform and Turnkey solutions. The Company’s customer base consists only of online gaming operators. The principal products and services provided by the Company are the licensing of its iGaming technology, games and content, and managed services. For the three months ended March 31, 2025, the majority of the Company’s operating revenue is geographically based in Europe, though this segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2025	4

Revenue

The Company’s revenue1 for the three months ended March 31, 2025 increased from the same period in the previous year by 7.1% to EUR 25.5m (1Q24: EUR 23.8M) despite a 19% decline in revenue from the Netherlands due to regulatory changes and an increase in gaming taxes from 30.5% to 34.2%.

Factoring out the Netherlands, the business grew by 27%2 mainly derived from the games and content products which amounted to EUR 20.3m (1Q24: EUR 19.4m) and accounted for 79.5% (1Q24: 81.5%) of total revenues. This performance reflects sustained demand for the Company’s unique games and content and technology proposition continues to grow. Growth in this revenue stream, particularly in the U.S. market, has been supported by continued investment and innovation in its technology, games development and product offering.

Gross Profit

Gross profit increased compared to the same period in the previous year by 20.3% to EUR 14.3m (1Q24: EUR 11.9m) with gross margins increased by 612 bps to 56.0% (1Q24: 49.9%). The gross profit margin increase is primarily the result of a rise in RGS Proprietary content, which accounted for 15.5% of total revenue in Q1 2025 (up from 9.0% in Q1 2024), driven largely by strong growth in the U.S. distribution market.

Expenses

Selling, general and administrative expenses increased from the same period in the previous year by 27.6% to EUR 15.8m (1Q24: EUR 12.4m) amounting to 62.0% of total revenue (1Q24: 52.0%).

The increase of costs is in line with the Company’s investment in its growth strategy, as the Company continues to build its foundation as a scalable and innovative vertically integrated content and technology provider in the iGaming industry.

Main changes in the quarter were driven by the following:

(a)	Salaries and subcontractors increased by EUR 1.7m to EUR 6.6m (1Q24: EUR 4.9m) mainly due to more headcount across the group and general salary increases.

(b)	Share based compensation costs increased by EUR 0.6m to EUR 0.8m (1Q24: EUR 0.2m) in connection with share appreciation rights (“SARs”) plan awarded to the executive management on 29 December 2024.

Total employee costs (including share-based compensation charge) increased by EUR 2.3m to EUR 7.4m (1Q24: EUR 5.1m).

(c)	Information technology hosting increased by EUR 0.2m to EUR 1.3m (1Q24: EUR 1.1m) as a result of security enhancements.

(d)	Professional fees increased by EUR 0.2m to EUR 1.1m (1Q24: EUR 0.9m) mainly comprised of audit and tax advisory, legal, recruitment, regulatory and licensing costs which increased in the period.

(e)	Corporate costs amounted to EUR 0.1m (1Q24: EUR 0.2m) which relates to costs of investor and public relations activities as part of the Company’s general corporate strategy.

(f)	Sales and marketing decreased by EUR 0.3m to EUR 0.3m (1Q24: EUR 0.6m) primary due to timing of expenditure.

(g)	Other operational costs amounted to EUR 0.4m (1Q24: EUR 0.5m), a slight decrease of EUR 0.1m.

1 Revenue includes group share in Game and content, platform fees and management and turnkey solutions.

2 27% YoY revenue growth excluding revenue derived from Bragg's customers licensed and operating in the Netherlands jurisdiction.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2025	5

Profitability

Total operating loss for the period amounted to EUR 1.7m (1Q24: operating loss of EUR 1.3m), an increase of EUR 0.4m as a result of the increase in selling, general and administrative expenses of EUR 3.4 and decrease in loss on measurement of deferred consideration of EUR 0.5m offset by the increase in gross profit of EUR 2.4m.

The Company’s Adjusted EBITDA increased from the same period in the previous year by 19.7% to EUR 4.1m (1Q24: EUR 3.4m) with Adjusted EBITDA margin increasing by 169 bps to 16.0% (1Q24: 14.3%). The increase in margin relates to the product mix shift, where proprietary revenue, the company’s most profitable product, increased by 83.1% to EUR 3.9m since the prior year. Definition of aforementioned financial metrics and a reconciliation between the current and prior year’s reported figures to Adjusted EBITDA are provided in Section 5.3.

Cash Flow

Cash flows generated from operating activities for the three months ended March 31, 2025, amounted to EUR 4.5m (1Q24: EUR 2.7m) with the underlying performance reaching EUR 4.0m (1Q24: EUR 3.6m) coupled with the positive movements in working capital and income taxes paid of EUR 0.5m (1Q24: negative EUR 0.8m).

Cash flows used in investing activities amounted to EUR 3.3m (1Q24: EUR 2.8m), an increase of EUR 0.5m. During both periods, the Company continued its investment in software development costs.

Cash flows used in financing activities amounted to an outflow of EUR 0.6m (1Q24: EUR 0.7m outflow) mainly from the repayment of lease liability of EUR 0.3m (1Q24: EUR 0.2m), and interest and financing charges of EUR 0.2m (1Q24: EUR 0.1m).

Financial Position

Cash and cash equivalents as of March 31, 2025 amounted to EUR 10.8m (December 31, 2024: EUR 10.5m), an increase of EUR 0.3m as a result of EUR 4.5m cash generated from operating activities offset by EUR 3.3m used in financing activities and EUR 0.6m used in investing activities.

Trade and other receivables as of March 31, 2025 totalled EUR 21.5m (December 31, 2024: EUR 20.1m), with the collection cycle maintaining its prior position.

Trade payables and other liabilities as of March 31, 2025, increased by EUR 2.2m to EUR 22.1m (December 31, 2024: EUR 19.9m).

Others

•

Financing: On April 21, 2025, the Company repaid USD 5m of its outstanding USD 7m secured promissory note and extended the maturity of the remaining USD 2m until June 6, 2025. The company is in the process of securing a new revolving credit facility from a third-party lender. This facility is expected to offer more favorable terms than the existing promissory note, including lower borrowing costs and improved drawdown flexibility.

•	Share Capital: As of March 31, 2025, the number of issued and outstanding shares was 25,067,982 (December 31, 2024: 25,042,982, the number of outstanding awards from equity incentive plans was 1,886,482 (December 31, 2024: 1,909,012), and the number of warrants issued upon convertible debt was 979,048 (December 31, 2024: 979,048).

•	Employees: As of March 31, 2025, the Company has 514 employees, contractors, and sub-contractors (March 31, 2024: 466) across Europe, North America, and India.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2025	6

Strategic Progress

Bragg continues to execute on its strategic vision of becoming a global leader in iGaming, by delivering best-in-class games and premier technology solutions that set the industry standard.

Through its suite of online casino content and technology solutions available in over 30 regulated iGaming jurisdictions globally, the Company is positioned as the go-to, Nasdaq and TSX-listed, regulated iGaming supplier to its customers.

•	Bragg creates and delivers online casino games, delivering cutting-edge proprietary content as well as top-tier online casino games from third-party studios

•	Bragg empowers online casino, sports betting and lottery operators to seamlessly launch, run, scale and optimize their apps and websites for maximum success

•	Bragg enhances the end user experience by leveraging advanced analytics and powerful AI to enhance player engagement, maximise revenue potential, and to drive smarter, more efficient iGaming operations

The Company’s strategic focus areas to achieve its vision, and which have been advanced during the first quarter of 2025, are:

•	Shifting Revenue Concentration: The Company aims to increase the percentage of revenue derived from the development and delivery of proprietary online casino content in order to provide a more margin-accretive mix and to improve profitability, resulting in a reduced reliance on revenue from aggregated, non-exclusive online casino content by year end. In the first quarter of 2025, the Company reported a 62% increase in revenue from proprietary casino content when compared to the first quarter of the previous year.

•	Growth in Key Markets: Content-focused products, including proprietary, exclusive and aggregated content are projected to drive significant revenue growth in North America and Brazil, which are expected to contribute up to 15% and 10% of revenue, respectively by year-end. During the first quarter of 2025, the Company successfully launched its content in the newly regulated iGaming market in Brazil, on the first day of the market opening, January 1, 2025, positioning itself as a reliable partner for licensed Brazilian operators, with a localized and in-demand online casino games portfolio. In the United States, the Company saw a 150% increase in revenue derived from its proprietary and exclusive online casino games in the first quarter of 2025 compared to the same period in the previous year, underscoring the momentum created by the Company’s investment in and commitment to developing its United States market presence in the past year.

•	Brazil’s Growth Potential: The Company believes that its proprietary and exclusive content and aggregation businesses are strategically positioned to capture a significant share of Brazil’s USD 1.5 billion iGaming market, projected to more than double to over USD 3.7 billion by 2030, according to H2 Gambling Capital. Post quarter end, the Company announced it had partnered with and invested in RapidPlay, a specialist Brazilian online casino content studio, to expand its exclusive, localized games portfolio for Brazil, the wider LatAm region and globally, and to further support its online casino customers in the region.

•	U.S. Market Penetration: The Company believes that it is strategically positioned for significant growth in the U.S. market by leveraging its proprietary and exclusive content portfolio. Through integration with top-tier operators such as DraftKings, FanDuel, Rush Street, Caesars and BetMGM, and licenses in all key iGaming states, the Company’s content is accessible to 90% of the U.S. iGaming market, which is valued at over USD 9.5 billion, according to H2 Gambling Capital. The Company further expects more states to introduce regulatory frameworks for online casino operations in the coming years, with the total addressable market at maturity projected at over USD 75 billion. The Company is well positioned to scale with the market. With technical integrations and commercial agreements already in place with the leading U.S. facing online casino operators, the projected costs and barriers for the Company to roll out in newly regulated U.S. jurisdictions are low, or negligible. As new states open up to online casino gaming, It is expected that proprietary and exclusive content growth in the U.S. will be further driven by the technology and content partnership with Caesars Entertainment Inc. announced during the first quarter of 2025. This partnership, which leverages the Company’s cutting-edge technology and innovative development strengthens the Company’s profile in a competitive and dynamic market.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2025	7

•	Stronger Penetration in Major European Markets: Bragg aims to expand content distribution in key Western European markets, including Italy, UK, Spain, and Sweden, by leveraging existing integrations with top operators and implementing targeted sales strategies which includes new, localized online casino content offerings.

•	Expand Exclusive Partnerships: The Company plans to continue to increase its roster of partner studios to enhance the release cadence of titles in North America and in Europe. During the first quarter of 2025, the Company welcomed four new partner studios to its Powered by Bragg program: Reflex Gaming (targeting U.S., LatAm & Europe), Four Leaf Gaming (targeting UK, U.S., Netherlands & Scandinavia), Boomerang (targeting U.S.) and Cherry Play (targeting the Netherlands and European markets). Post quarter end, the Company also added Brazilian studio RapidPlay to its Powered by Bragg program, further supporting its Brazilian, LatAm and global exclusive casino content portfolios.

•	Stability in PAM Business: The Company’s PAM business is expected to remain flat year-over-year in 2025, an overall positive, despite the anticipated contraction of the Netherlands market due to regulatory changes made in the fourth quarter of 2024. The Company notes that while overall it reported revenue growth of 7.1% in the first quarter of 2025 compared to the same period in the previous year, if the Netherlands is excluded, then revenue grew 27% during the period, demonstrating strength in the underlying business and strong growth in markets outside of the Netherlands.

•	Enhanced Technology Profile: The Company continues to innovate with technologies such as FUZE™, which provides bonuses, free rounds, tournaments, jackpots, recommendation engine and other engagement and promotional tools seamlessly across all iGaming, Sports betting and iLottery products, requiring no additional integration. These advanced features enhance player experience and contribute to the growth of the Company’s product portfolio revenue.

•	Data and AI Enhancements: By leveraging extensive gaming data, the Company generates actionable insights and employs AI-driven optimizations to elevate player experiences and enhance operator profitability, thereby accelerating profitable growth in proprietary and exclusive content verticals. Opportunities to leverage AI to reduce costs and enhance product margins are also being actively explored.

Outlook

Bragg remains focused on expanding its presence in regulated markets, enhancing its proprietary and exclusive content offerings, and leveraging its technology to drive continued growth and profitability in 2025 and beyond. The Company is actively advancing a robust pipeline of opportunities to drive strong momentum in the business. The Company anticipates double-digit growth in Revenue and Adjusted EBITDA in the full year of 2025, with revenue guidance projected at between EUR 117.5 million and EUR 123.0 million, and Adjusted EBITDA in the range of between EUR 19.0 million and EUR 21.5 million, driven by a strategic focus on proprietary and exclusive content, and continued momentum in growth markets such as the U.S. and Latam.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2025	8

5.	FINANCIAL RESULTS

5.1	BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities.

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

5.2	SELECTED INTERIM INFORMATION

The primary non-IFRS financial measure which the Company uses is Adjusted EBITDA. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Three Months Ended	Three Months Ended
	March 31,	March 31,
EUR 000	2025	2024
Revenue	25,505	23,811
Net Loss	(2,640)	(1,904)
EBITDA	3,040	2,609
Adjusted EBITDA	4,084	3,411

Basic Loss Per Share	(0.11)	(0.08)
Diluted Loss Per Share	(0.11)	(0.08)

	As at	As at
	March 31,	December 31,
	2025	2024
Total assets	105,622	106,595
Total non-current liabilities	3,811	3,982

Dividends paid	nil	nil

As at March 31, 2025, non-current financial liabilities primarily consists of EUR 2.5m in lease obligations on right of use assets in relation to office leases (December 31, 2024: EUR 2.8m).

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform with IFRS as issued by the International Accounting Standards Board. These accounting principles have been applied consistently across for all reporting periods presented.

5.3	OTHER FINANCIAL INFORMATION

To supplement its Interim Financial Statements, the Company considers certain financial measures that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2025	9

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. The Company uses the non-IFRS financial measures “EBITDA” and “Adjusted EBITDA” (each defined below) in this MD&A. The most directly comparable financial measure to each of EBITDA and Adjusted EBITDA is Net Loss. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company’s management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The Company defined such non-IFRS measures as follows:

“EBITDA” means as net income (loss) plus interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) adding back or deducting gain (loss) on lease modification; (iii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iv) adding back or deducting gain (loss) on re-measurement of contingent and deferred consideration; (v) adding back or deducting gain (loss) on re-measurement of derivative liabilities; (vi) adding back or deducting gain (loss) on settlement of convertible debt; (vii) adding back or deducting gain (loss) on disposal of intangible assets and (viii) adding back certain exceptional costs. “Adjusted EBITDA margin” means Adjusted EBITDA divided by revenue.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended March 31,
EUR 000	2025	2024
Net Loss	(2,640)	(1,904)
Income taxes expense	614	44
Loss Before Income Taxes	(2,026)	(1,860)
Net interest expense and other financing charges	346	592
Depreciation and amortization	4,720	3,877
EBITDA	3,040	2,609
Depreciation of right-of-use assets	(214)	(226)
Lease interest expense	(27)	(34)
Gain on lease modification	(101)	—
Share based compensation	846	184
Exceptional costs	383	120
Loss on remeasurement of derivative liability	—	178
Gain on settlement of convertible debt	—	(65)
Loss on remeasurement of deferred consideration	157	645
Adjusted EBITDA	4,084	3,411

Exceptional costs in the three months ended March 31, 2025 amounts to EUR 0.4m relating to legal and professional costs associated with non-recurring strategic process driven cost, corporate and regulatory matters, and expenses related to the Board’s strategic review. Exceptional costs in the three months ended March 31, 2024 include EUR 0.1m relating to legal and professional costs associated with non-recurring corporate and regulatory matters.

Gain/Loss on remeasurement of derivative liability is due to remeasurement of the present value of the conversion options embedded in the convertible debt instrument, whilst gain on settlement of convertible debt arose from cash-in-lieu settlement of the debt. Gain/loss on remeasurement of deferred consideration is due to remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2025	10

5.4	SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended March 31,
EUR 000	2025	2024	2023
Revenue	25,505	23,811	22,859
Operating Loss	(1,680)	(1,268)	520
EBITDA	3,040	2,609	3,229
Adjusted EBITDA	4,084	3,411	3,894

	As at	As at
	March 31,	December 31,
	2025	2024
Total assets	105,622	106,595
Total liabilities	35,781	33,096

TRADE AND OTHER RECEIVABLES

	As at	As at
	March 31,	December 31,
EUR 000	2025	2024
Trade receivables	20,942	19,558
Sales tax receivables	575	514
Trade and other receivables	21,517	20,072

	As at	As at
	March 31,	December 31,
EUR 000	2025	2024
Less than one month	19,035	18,984
Between two and three months	1,364	660
Greater than three months	3,171	2,411
	23,570	22,055
Provision for expected credit losses	(2,628)	(2,497)
Trade receivables	20,942	19,558

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TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	March 31,	December 31,
EUR 000	2025	2024
Trade payables	3,020	3,236
Accrued liabilities	19,073	16,666
Other liabilities	25	44
Trade payables and other liabilities	22,118	19,946

5.5	SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Company.

	2023			2024				2025
EUR 000	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24	1Q25
Revenue	24,729	22,574	23,357	23,811	24,861	26,169	27,160	25,505
Operating income (loss)	1,271	(2,137)	(431)	(1,268)	(1,215)	(406)	(654)	(1,680)
EBITDA	4,525	1,209	3,327	2,609	2,779	3,924	4,039	3,040
Adjusted EBITDA	4,742	3,814	2,786	3,411	3,615	4,083	4,682	4,084
Income (Loss) per share - Basic	0.02	(0.13)	(0.03)	(0.08)	(0.10)	(0.01)	(0.03)	(0.11)
Income (Loss) per share - Diluted	0.02	(0.13)	(0.03)	(0.08)	(0.10)	(0.01)	(0.03)	(0.11)

5.6	LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is its cash generated from operations. On April 24, 2024, the Company obtained a secured promissory note in the principal amount of USD 7m from a member of management. The secured promissory note matures on April 24, 2025 and bears interest at an annual rate of 14%, payable quarterly. The purpose of issuing the promissory note was to provide the Company with additional capital to be used for operational expenditure and for the achievement of greater financial flexibility in the coming months. Currently available funds consist primarily of cash on deposit with banks. The Company calculates its working capital requirements from continuing operations as follows:

	As at	As at
	March 31,	December 31,
EUR 000	2025	2024
Cash and cash equivalents	10,815	10,467
Trade and other receivables	21,517	20,072
Prepaid expenses and other assets	2,708	2,624
Current liabilities excluding loans payable and deferred consideration	(24,181)	(21,291)
Net working capital	10,859	11,872
Loans payable	(6,322)	(6,579)
Deferred consideration -current	(1,467)	(1,244)
Net current assets	3,070	4,049

Current deferred consideration of EUR 1.5m is related to deferred share consideration upon the acquisition of Spin on June 1, 2022 (December 31, 2024: EUR 1.2m).

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The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as March 31, 2025 are below:

	2025	2026	2027	2028	2029	Thereafter	Total
Trade payables and other liabilities	22,118	—	—	—	—	—	22,118
Lease obligations on right of use assets	891	909	898	537	263	44	3,542
Loans payable	6,700	-	—	—	—	—	6,700
Share appreciation rights liability	1,426	1,426	1,426	—	—	—	4,278
Other non-current liabilities	4	3	19	23	7	431	487
	31,139	2,338	2,343	560	270	475	37,125

MARKET RISK

The Company is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Company is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7	CASH FLOW SUMMARY

The cash flow may be summarized as follows:

	Three Months Ended March 31,
EUR 000	2025	2024
Operating activities	4,494	2,749
Investing activities	(3,304)	(2,753)
Financing activities	(556)	(687)
Effect of foreign exchange	(286)	(358)
Net cash flow	348	(1,049)

Cash flows used in investing activities is primarily due to additions to intangible assets of EUR 2.9m (three months ended March 31, 2024: EUR 2.6m).

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	Three Months Ended March 31,
EUR 000	2025	2024
Purchases of property and equipment	(80)	(112)
Additions in intangible assets	(2,874)	(2,641)
Loan receivables	(350)	—
Cash flows used in investing activities	(3,304)	(2,753)

In the three months ended March 31, 2025, cash flows used in financing activities mainly consisted of repayment of convertible debt totaling nil (three months ended March 31, 2024: EUR 0.5m), repayment of lease liability, loan receivable, interest and financing charges totaling EUR 0.9m (three months ended March 31, 2024: EUR 0.3m).

	Three Months Ended March 31,
EUR 000	2025	2024
Proceeds from exercise of stock options	37	—
Repayment of convertible debt	—	(455)
Repayment of lease liability	(344)	(171)
Interest and financing fees	(249)	(61)
Cash flows used in financing activities	(556)	(687)

Significant non-cash transactions from financing activities include settlement of convertible debt through issuance of common shares amounting to nil (three months ended March 31, 2024: EUR 1,068).

6	TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

	Three Months Ended March 31,
	2025	2024
Salaries and subcontractors	(778)	(557)
Share based compensation	(624)	(136)
	(1,402)	(693)

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Balances due to/from shareholders, key management personnel and members of the Board are set out as follows:

Interim unaudited condensed consolidated statements of financial position

	As at	As at
	March 31,	December 31,
	2025	2024
Other liabilities	(899)	(1,857)
Net related party payable	(899)	(1,857)

Other transactions with shareholders, key management personnel, Board of Directors are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of changes in equity

	Three Months Ended March 31,
	2025	2024
Exercise of DSUs, RSUs and FSO's
Contributed surplus	(87)	—
Share capital	124	—
Net movement in equity	37	—

Interim unaudited condensed consolidated statements of changes in cash flow

	Three Months Ended March 31,
	2025	2024
Proceeds from exercise of options	37	—
	37	—

7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	March 31,	May 15,
	2025	2025
Common Shares	25,067,982	25,067,982
Warrants	979,048	979,048
Fixed Stock Options	1,579,816	1,579,816
Restricted Share Units	280,000	280,000
Deferred Share Units	26,666	26,666
	27,933,512	27,933,512

8	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2024, which are available at www.sedarplus.ca.

9	CHANGES IN ACCOUNTING POLICY

There have been no changes in the Company’s accounting policies in any of the reporting periods discussed in this MD&A.

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10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

There have been no material changes in the Company’s internal control over financial reporting during the months period ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure controls and procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at the date of this MD&A, and have concluded that these controls and procedures were appropriately designed.

11	ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov under the Company’s name.

Press releases and other information are also available in the Investor section of the Company’s website at www.bragg.group.

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